Exhibit 99.1

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity

Mesoblast Limited

ABN/ARBN	Financial year ended:
109 431 870	30 June 2021

Our corporate governance statement1 for the period above can be found at:2

☐	These pages of our annual report:
☒	This URL on our website:	www.mesoblast.com/company/corporate-governance

The Corporate Governance Statement is accurate and up to date as at 29 October 2021 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.3

Date:	29 October 2021
Name of authorised officer authorising lodgement:	Silviu Itescu

1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity's corporate governance statement. They serve different purposes and an entity must produce each of them separately.

2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1

A listed entity should have and disclose a board charter setting out:

(a)      the respective roles and responsibilities of its board and management; and

(b)      those matters expressly reserved to the board and those delegated to management.

		☒ and we have disclosed a copy of our board charter at: https://www.mesoblast.com/company/corporate-governance/role- and-composition-of-the-board	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2

A listed entity should:

(a)      undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and

(b)      provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5

A listed entity should:

(a)      have and disclose a diversity policy;

(b)      through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)      disclose in relation to each reporting period:

(1)      the measurable objectives set for that period to achieve gender diversity;

(2)      the entity’s progress towards achieving those objectives; and

(3)      either:

(A)      the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(B)      if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

☐

and we have disclosed a copy of our diversity policy at:

https://mesoblast.com/company/corporate-governance/key-policies. [insert location]

and we have disclosed the information referred to in paragraph (c) at:

…………………………………………………………………………….. [insert location]

and if we were included in the S&P / ASX 300 Index at the commencement of the reporting period our measurable objective for achieving gender diversity in the composition of its board of not less than 30% of its directors of each gender within a specified period.

☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6

A listed entity should:

(a)      have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)      disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at:

https://www.mesoblast.com/company/corporate-governance/board- committees-and-charters and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:

2021 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
1.7

A listed entity should:

(a)      have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b)      disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at:

Item 6.A of the Form 20-F contained within Mesoblast’s Annual Report 2021 and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:

2021 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE
2.1

The board of a listed entity should:

(a)      have a nomination committee which:

(1)      has at least three members, a majority of whom are independent directors; and

(2)      is chaired by an independent director, and disclose:

(3)      the charter of the committee;

(4)      the members of the committee; and

(5)      as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒

and we have disclosed a copy of the charter of the committee at: www.mesoblast.com/company/corporate-governance/board-committees- and-charters and the information referred to in paragraphs (4) and (5) at:

Item 6.A of the Form 20-F contained within Mesoblast’s Annual Report 2021

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ and we have disclosed our board skills matrix at: 2021 Corporate Governance Statement	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3

A listed entity should disclose:

(a)      the names of the directors considered by the board to be independent directors;

(b)      if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c)      the length of service of each director.

☒

and we have disclosed the names of the directors considered by the board to be independent directors at:

2021 Corporate Governance Statement and, where applicable, the information referred to in paragraph (b) at:

2021 Corporate Governance Statement

and the length of service of each director at: 2021 Corporate Governance Statement

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
2.4	A majority of the board of a listed entity should be independent directors.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6

A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.

		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY
3.1	A listed entity should articulate and disclose its values.	☒ and we have disclosed our values at: https://mesoblast.com/company/corporate-governance/code-of-conduct- and-values	☐ set out in our Corporate Governance Statement
3.2

A listed entity should:

(a)      have and disclose a code of conduct for its directors, senior executives and employees; and

(b)      ensure that the board or a committee of the board is informed of any material breaches of that code.

		☒ and we have disclosed our code of conduct at: https://mesoblast.com/company/corporate-governance/code-of-conduct- and-values	☐ set out in our Corporate Governance Statement
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our whistleblower policy at: https://mesoblast.com/company/corporate-governance/key-policies	☐ set out in our Corporate Governance Statement
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒ and we have disclosed our anti-bribery and corruption policy at: https://mesoblast.com/company/corporate-governance/key-policies.	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS
4.1	The board of a listed entity should:	☒	☐ set out in our Corporate Governance Statement

(a)      have an audit committee which:

(1)      has at least three members, all of whom are non- executive directors and a majority of whom are independent directors; and

(2)      is chaired by an independent director, who is not the chair of the board, and disclose:

and we have disclosed a copy of the charter of the committee at: www.mesoblast.com/company/corporate-governance/board-committees- and-charters and the information referred to in paragraphs (4) and (5) at:

Item 6.A of the Form 20-F contained within Mesoblast’s Annual Report 2021

(3) the charter of the committee;
(4) the relevant qualifications and experience of the members of the committee; and
(5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

		☒	☐ set out in our Corporate Governance Statement
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☒ and we have disclosed our continuous disclosure compliance policy at: https://mesoblast.com/company/corporate-governance/key-policies	☐ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒	☐ set out in our Corporate Governance Statement
5.3

A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

		☒	☐ set out in our Corporate Governance Statement
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: www.mesoblast.com/company/corporate-governance	☐ set out in our Corporate Governance Statement
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒	☐ set out in our Corporate Governance Statement
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at: 2021 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒	☐ set out in our Corporate Governance Statement
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)      have a committee or committees to oversee risk, each of which:

(1)      has at least three members, a majority of whom are independent directors; and

(2)      is chaired by an independent director, and disclose:

(3)      the charter of the committee;

(4)      the members of the committee; and

(5)      as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

☒

and we have disclosed a copy of the charter of the committee at:

www.mesoblast.com/company/corporate-governance/board-committees- and-charters and the information referred to in paragraphs (4) and (5) at:

Item 6.A of the Form 20-F contained within Mesoblast’s Annual Report 2021

☐ set out in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a)      review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b)      disclose, in relation to each reporting period, whether such a review has taken place.

	☒ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at: 2021 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
7.3

A listed entity should disclose:

(a)      if it has an internal audit function, how the function is structured and what role it performs; or

(b)      if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

☒

and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at:

2021 Corporate Governance Statement

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.	☒ and we have disclosed whether we have any material exposure to environmental and social risks at:	☐ set out in our Corporate Governance Statement
Item 3.D of the Form 20-F contained within Mesoblast’s Annual Report
2021
and, if we do, how we manage or intend to manage those risks at:
Item 3.D of the Form 20-F contained within Mesoblast’s Annual Report
2021

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)      have a remuneration committee which:

(1)      has at least three members, a majority of whom are independent directors; and

(2)      is chaired by an independent director, and disclose:

(3)      the charter of the committee;

(4)      the members of the committee; and

(5)      as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

☒

and we have disclosed a copy of the charter of the committee at:

www.mesoblast.com/company/corporate-governance/board-committees- and-charters and the information referred to in paragraphs (4) and (5) at:

Item 6.A of the Form 20-F contained within Mesoblast’s Annual Report 2021

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

☒

and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at:

Item 6.A of the Form 20-F contained within Mesoblast’s Annual Report 2021

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)      have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)      disclose that policy or a summary of it.

☒ and we have disclosed our policy on this issue or a summary of it at: https://mesoblast.com/company/corporate-governance/key-policies

☐     set out in our Corporate Governance Statement OR

☐     we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR

☐     we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 11

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
ADDITIONAL RECOMMENDATIONS THAT APPLY ONLY IN CERTAIN CASES
9.1

A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.

☐ and we have disclosed information about the processes in place at: ……………………………………………………………………… [insert location]

☐     set out in our Corporate Governance Statement OR

☒     we do not have a director in this position and this recommendation is therefore not applicable OR

☐     we are an externally managed entity and this recommendation is therefore not applicable

9.2	A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time.	☐

☐     set out in our Corporate Governance Statement OR

☒     we are established in Australia and this recommendation is therefore not applicable OR

☐     we are an externally managed entity and this recommendation is therefore not applicable

9.3

A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.

☐

☐     set out in our Corporate Governance Statement OR

☒     we are established in Australia and not an externally managed listed entity and this recommendation is therefore not applicable

☐     we are an externally managed entity that does not hold an AGM and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
-

Alternative to Recommendation 1.1 for externally managed listed entities:

The responsible entity of an externally managed listed entity should disclose:

(a)      the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; and

(b)      the role and responsibility of the board of the responsible entity for overseeing those arrangements.

		☐ and we have disclosed the information referred to in paragraphs (a) and (b) at: …………………………………………………………………………….. [insert location]	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 12

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	☐ and we have disclosed the terms governing our remuneration as manager of the entity at: …………………………………………………………………………….. [insert location]	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 13

Corporate Governance Statement

Mesoblast Limited (the Company or Mesoblast) and its Board of Directors (the Board) are committed to implementing and achieving an effective corporate governance framework to ensure that the Company is managed effectively and in an honest and ethical way.

A description of the Company and its controlled entities’ (together, the Group) corporate governance practices are set out below. All of these practices, unless otherwise stated, were in practice for the financial year ended 30 June 2021 and comply with the ASX Corporate Governance Council’s (Council) Corporate Governance Principles and Recommendations, fourth edition (the ASXCGPR).

The information in this statement is current as at 29 October 2021 and has been approved by the Board.

This statement includes cross references to the Company’s charters, policies and codes, relevant copies or summaries of which are available in the Corporate Governance section of the Company’s website, www.mesoblast.com. Further, this statement should be read in conjunction with the Directors’ Report, the Remuneration Report and the Financial Report for the financial year ended 30 June 2021 as these reports also contain information required to be included by the ASXCGPR. The Directors’ Report can be found at Part 1 on the Form 20-F contained within our Annual Report (principally Item 4.B and Item 5.A), the Remuneration Report can be found at Item 6 of the Form 20-F contained within the 2021 Annual Report, and the Financial Report can be found at Item 18 of Form 20-F contained within the 2021 Annual Report.

PRINCIPLE 1.

LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

ROLE OF THE BOARD

The Board is primarily responsible for setting the strategic direction and corporate governance of the Group, and for overseeing the management and operations of the Group. In particular, the principal roles and responsibilities of the Board are to:

•	facilitate accountability to the Group and its shareholders;
•	ensure timely reporting to shareholders;
•	provide strategic guidance to management, including contributing to the development and review of corporate strategy;
•	oversee management of the Group and ensure there are effective management processes in place;
•	appoint, remove (if necessary) and monitor the performance of the Chief Executive;
•	review the performance of the Board, individual Directors and the committees of the Board;
•	monitor:
–	organizational performance and the achievement of the Group’s strategic goals and objectives;
–	financial performance including approval of the annual, half-year and quarterly financial reports, and liaison with the Company’s auditors;
–	progress of major capital expenditure and other significant corporate projects including any acquisitions or divestments;
–	compliance with the Group’s corporate governance policies and procedures; and
–	progress in relation to the Group’s diversity objectives and compliance with its diversity policy;
•	review and approve business plans, the annual budget and financial plans (including available resources and major capital raising or expenditure initiatives);
•	approve major corporate initiatives;
•	enhance and protect the reputation of the Group including through the Group’s statement of values and code of conduct,
•	oversee the operation of the Group’s system for compliance and risk management; and
•	ensure appropriate resources are available to senior management.

The Board operates in accordance with the broad principles set out in its charter, which provides a framework for the Board’s effective operation.

The charter specifically addresses the following:

•	role, authority and responsibilities of the Board;
•	Board committees;
•	Board composition and election of the Chair;
•	Directors’ rights and duties;
•	responsibilities of and delegations to management;

Mesoblast Limited Corporate Governance Statement 2021	1

•	performance of the Board; and
•	role of a Company Secretary.

A summary of the charter is available at www.mesoblast.com.

BOARD COMMITTEES

The Board has delegated specific authority to two committees. These committees are:

•	the Nomination and Remuneration Committee; and
•	the Audit and Risk Committee.

The respective roles and responsibilities of these committees are set out in each Board Committee Charter and summarized in Principle 2 and Principle 4 of this statement, respectively.

ROLE OF MANAGEMENT

Day to day management of the Group’s operations and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Chief Executive and the executive team.

Specific limits of authority delegated to the Chief Executive and senior executive team are outlined in a formal delegation of authority policy, which has been approved by the Board.

DIRECTOR SELECTION AND APPOINTMENT

The Company conducts appropriate checks before it appoints a person or puts forward to shareholders a new candidate for election as a Director. These include checks as to the person’s character, experience, education, criminal record, bankruptcy history, probity and any other relevant matters.

The Company also provides shareholders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a Director in the notice of meeting provided to shareholders. This includes information relevant for shareholders to be able to assess each Director’s skills and competencies, industry experience, time commitments, current directorships, and other relevant information in their consideration of that election, including any other interest, position or relationship that might influence on their ability to bear on issues before the Board and to act in the best interests of the Company as a whole rather than in the interests of an individual shareholder or other party.

WRITTEN AGREEMENTS WITH DIRECTORS AND SENIOR EXECUTIVES

The Company has a written agreement with each Director and senior executive setting out the terms of their appointment.

The roles and responsibilities of each non-executive Director is set out in their letter of appointment, which the Director receives and commits to on their appointment. The letter of appointment specifies the time commitment, expectations in relation to committee work or any other special duties attaching to the Director’s position, reporting lines, remuneration arrangements, disclosure obligations in relation to personal interests, confidentiality obligations, insurance and indemnity entitlements and details of the Company’s key governance policies. A copy of the governance policies are available at www.mesoblast.com.

Each executive Director and senior executive has entered into a service contract that sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangements and termination rights and entitlements. Further details on arrangements which apply to each executive Director and those senior executives who are designated key management personnel can be found in Item 6 of Form 20-F contained within our Annual Report.

COMPANY SECRETARY

The Company Secretary is accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board. The Company Secretary assists the Board in its effectiveness by monitoring that Board policies and procedures are followed and by coordinating the timely completion and dispatch of the Board agenda and supporting papers. The Directors have direct access to the Company Secretary who regularly communicates with them through email, by telephone and in in-person meetings.

DIVERSITY

The Group values diversity and recognizes the benefits that diversity can bring to the organization’s ability to achieve its goals. Diversity can lead to a competitive advantage through broadening the talent pool for recruitment of high quality employees, by encouraging innovation and improving a corporation’s professionalism and reputation. Accordingly, the Group is committed to promoting diversity within the Group and has adopted a formal policy outlining the Group’s diversity objectives.

A copy of the diversity policy is available at www.mesoblast.com.

With respect to gender diversity, the Group has set the following objectives:

1)	aim to increase the number of women on the

Board as vacancies arise and circumstances permit;

2)	aim to increase the number of women who hold senior executive positions as vacancies arise and circumstances permit; and
3)	ensure the opportunity exists for equal gender participation in all levels of professional development programs.

The Group is committed to developing a workplace that promotes diversity by acting in fairness and without prejudice. The Group’s policy is to recruit and manage on the basis of competence and performance regardless of age, nationality, race, gender, religious beliefs, sexuality, physical ability or cultural background. Accordingly, the Group has not established measurable objectives or number targets for achieving gender diversity.

2	Mesoblast Limited Corporate Governance Statement 2021

The following table reports the Group’s progress towards achieving its gender diversity objectives for points one and two above. In regard to point three, the Group ensured that an equal opportunity existed for gender participation in all levels of professional development programs during the financial year.

For completeness, as at 30 June 2021, the Group had 83 employees, of which 45 (54%) were female.

Category	Number of women as at 30 June 2021	Number of women as at 30 June 2020	Increase/ (Decrease)
Board of Directors	1	1	–
Senior executive positions*	2	4	(2)

* A senior executive position is one held by an executive who reports directly to the Chief Executive. Approximately 30% of senior executive positions are held by women. The reduction in numbers of female senior executives is due (in part) to changes in reporting lines, resulting in CEO direct reports being reduced from fifteen to seven.

The Board is conscious of the gender imbalance at board level (with only one of the seven non-executive directors being female) and has an objective to increase this number as vacancies arise and circumstances permit.

The Board has delegated the responsibility for reviewing and reporting on diversity, specifically gender diversity, to the Nomination and Remuneration Committee.

BOARD PERFORMANCE EVALUATION

The performance of the Board, its committees, individual Directors and senior management is reviewed periodically. A copy of the Group’s performance evaluation process is available at www.mesoblast.com. A performance evaluation was undertaken in accordance with that process this financial year. This review encompasses feedback on the Chair and individual non-executive Directors as well as consideration of Board succession planning, diversity, and the breadth and sufficiency of skills represented on the Board. The results of the review were discussed by the Board, for the purpose of confirming that the Board continues to function in an appropriate manner.

The Board also carries out informal performance monitoring sessions at each in-person meeting of the Board (or their current virtual equivalents). In addition, Directors are encouraged to raise any issues or concern regarding the performance of the Board, Board committees or individual Directors with the Chair, or if the concern relates to the Chair, withthe Chair of the Audit and Risk Committee.

SENIOR EXECUTIVE PERFORMANCE EVALUATION

The process for assessing performance of the Chief Executive and the senior executive team is described in the Remuneration Report. A performance evaluation for senior executives, which accords with the process described in the Remuneration Report, was undertaken with respect to the financial year ended 30 June 2021.

PRINCIPLE 2.

STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE

NOMINATION AND REMUNERATION COMMITTEE

The Board has established a Nomination and Remuneration Committee to assist it in the discharge of its responsibilities, and in particular to ensure that appointments to the Board are subject to formal, rigorous and transparent procedures in order to create an environment where the Board can carry out effective and responsible decision making and oversight. The main responsibilities of the committee are to:

•	conduct reviews of the membership of the Board having regard to present and future needs of the Company and to make recommendations on Board composition, appointments and reappointments;
•	conduct reviews and determine the independence of each Director;
•	propose candidates for Board vacancies;
•	oversee annual executive performance evaluations, including recommendations for long and short term incentive grants as well as pay reviews;
•

oversee Board succession, including the succession of the Chair, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board;

•	manage the processes in relation to meeting Board diversity objectives;
•	oversee senior management succession plans; and
•	assess the effectiveness of the Board induction process.

The Nomination and Remuneration Committee operates in accordance with its charter which sets out its roles and responsibilities, composition, structure and membership requirements. A summary of the Nomination and Remuneration Committee charter is available at www.mesoblast.com.

The following independent Directors are the members of the Nomination and Remuneration Committee as at 30 June 2021:

Name	Position held during the year
Donal O’Dwyer	Independent chair
William Burns	Independent member
Michael Spooner	Independent member
Shawn Tomasello	Independent member

The details of the meetings attended by each member of the Nomination and Remuneration Committee during the financial year ended 30 June 2021 are set out in Item 6.A of Form 20-F contained within our Annual Report.

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BOARD SKILLS MATRIX

The Company has developed a skills matrix setting out the mix of skills and diversity that the Board currently has or is looking to achieve in its membership. The skills matrix helps to identify any gaps in the collective skills of the Board that can then be addressed through professional development initiatives for Directors and in Board succession planning. The Nomination and Remuneration Committee regularly reviews its skill matrix to make sure it covers the skills needed to address existing and emerging business and governance issues relevant to the Company.

The skills and experience that the Board has, and continues to add to its membership, are in the areas of, but not limited to:

•	Industry experience: pharmaceutical/ biotechnology product development – substantial experience in the drug investigation, testing and development process;
•

Industry experience: pharmaceutical/biotechnology commercialization and regulatory – substantial experience in the drug commercialization process including clinical trials and path to regulatory and pricing approval;

•	Industry experience: pharmaceutical/biotechnology manufacturing and supply – substantial experience in the global manufacturing, quality control and supply of approved pharmaceutical products;
•	Executive management and leadership: substantial experience in managing and leading organizations at senior executive and board levels;
•	Global business/commercial experience: substantial experience in senior executive roles for businesses operating across multiple global locations;
•	Strategy: substantial experience in the development and implementation of strategic direction and plans to deliver investor returns over time;
•	Corporate financing, mergers and acquisitions: substantial experience in capital raisings, mergers and acquisitions of companies and complementary technologies;
•	Financial and risk management: expertise and experience in audit, financial accounting and reporting, internal controls, financial disclosure and industry taxation;
•	Human resources: substantial experience in stakeholder management, oversight of remuneration, incentives, equity programs, benefits, employment contracts and workplace health and safety;
•	Corporate governance: substantial experience in public entity disclosure, management oversight and inquiry, listing rules and compliance; and
•	Medical/healthcare leadership: substantial leadership experience in healthcare organizations and/or integrated healthcare delivery.

Each of these skills is well represented on the Board.

INDEPENDENT DIRECTORS

With the exception of our Chief Executive, the Board is comprised of independent Directors, namely:

•	Mr William Burns;
•	Mr Donal O’Dwyer;
•	Dr Eric Rose;
•	Mr Michael Spooner;
•	Mr Joseph R. Swedish;
•	Ms Shawn Cline Tomasello; and
•	Mr Philip J. Facchina.

A Director is considered independent if they are a non-executive Director and are free of any interest, position, association or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgement to bear on issues before the Board. The Board considers the factors set out in the ASXCGPR and outlined below when assessing the independence of each non-executive Director, being whether the Director:

•	is, or has been, employed in an executive capacity by the Group and there has not been a period of at least three years between ceasing such employment and serving on the Board;
•	receives performance based remuneration (including options or performance rights) from, or participates in an employee incentive scheme of, the entity;
•	is, or has within the last three years been, a partner, director, senior employee or consultant of a provider of material professional services to the Group;
•

is, or has been within the last three years, in a material business relationship (eg, as a supplier, professional advisor, consultant or customer) with the Group, or is an officer of, or otherwise associated with, someone in such a relationship;

•	is, represents, or is or has been within the last three years an officer or employee of, or professional adviser to, a substantial security holder of the Group;
•	has a material contractual relationship with the Group other than as a Director;
•	has close personal ties, which may be based on family, friendship, or other social or business connections, with any person who falls within any of the categories described above; or

•	has been a Director of the Company for such a period that their independence from management and substantial holders may have been compromised.

The Board at least annually assesses the independence of its non-executive Directors. To enable this assessment of independence, the Company maintains a conflicts of interest register, and the Directors must provide all information that may be relevant to the assessment.

4	Mesoblast Limited Corporate Governance Statement 2021

As part of its annual assessment of independence for the financial year ended 30 June 2021, the Board gave specific consideration to:

•	the fact that our non-executive Directors have received options under our employee incentive scheme;
•

the independence of Mr Spooner, who performed the role of Executive Chair from August 2005 to November 2007, at which time he resigned but remained a Director, and also due to Mr Spooner having a tenure of 16 years and 9 months as at 30 June 2021 (with 13 years and 7 months as a non-executive Director);

•	the independence of Mr O’Dwyer with a tenure on the Board of 16 years and 9 months as at 30 June 2021; and
•

the independence of Mr Facchina, who is Chief Strategy Officer of SurgCenter Development. SurgCenter Development is not a security holder in Mesoblast. However, some of its principals were lead investors in Mesoblast’s successful US$110 million private placement completed in March this year.

With respect to the options previously granted to non- executive Directors, it is the Board’s view that these options will not interfere with the Director’s capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Group as a whole. It is noted that the options granted to non-executive Directors, unlike other options granted to employees, are not subject to any performance or service conditions or hurdles.

With respect to Mr Spooner’s former role as Executive Chair and his continuation on the Board, the Board maintains the view that he remains an independent Director on the basis that the Group has significantly expanded its operations since he held an executive role more than ten years ago.

With respect to Mr Spooner and Mr O’Dwyer’s tenure on the Board, the Board considers each of these Directors to be independent Directors on the basis that each continues to bring valuable expertise, independent judgement and has not formed associations with management or others that might compromise their ability to fulfil their role as an independent Director.

With respect to Mr Facchina, the Board considers that Mr Facchina brings independent judgement, experience and expertise to the Board on behalf of all shareholders and that he does not represent the interests of any particular shareholder or group of shareholders.

CHAIR

The Chair is responsible for leading the Board and for the efficient organization and conduct of the Board.

The role of the Chair more specifically is to ensure Directors are properly briefed in all matters relevant to their role and responsibilities, to facilitate Board discussions and to manage the Board’s relationship with the Chief Executive and executive team. In accepting the position, the Chair has acknowledged that the role will require a significant time commitment and has confirmed that other positions held will not hinder his effective performance in the role of Chair. The Chair, Mr Joseph R. Swedish, is considered an independent Director.

TERM OF OFFICE

The Company’s constitution specifies that no Director, except the Chief Executive, may hold office for a period in excess of three years, or beyond the third Annual General Meeting following the Director’s election, whichever is the longer, without submitting themselves for re-election.

The term in office held by each Director in office as at 30 June 2021 is as follows:

Director	Term as director	Position held at 30 June 2021
Joseph Swedish	3 years 4 months	Independent Chair
William Burns	7 years 7 months	Independent vice-Chair
Silviu Itescu	17 years 4 months	Executive Director
Donal O’Dwyer	17 years 1 month	Independent Director
Michael Spooner	17 years 1 month	Independent Director
Eric Rose	8 years 6 months	Independent Director
Shawn Tomasello	3 years 3 months	Independent Director
Philip Facchina	7 months	Independent Director

BOARD INDUCTION AND PROFESSIONAL DEVELOPMENT

All new Directors participate in an informal induction program which covers the operation of the Board and its committees, and an overview of the Group’s core programs, key strategy, financial and relevant operational documents. The induction also includes meetings with existing Directors and senior executives to ensure all relevant and material information is explained thoroughly. The induction provided to new Directors enables them to actively participate in Board decision- making as soon as possible.

The Board encourages Directors to identify opportunities for, and to participate in, continuing education. The Board actively assesses relevant conferences and presentations that are appropriate for them to attend, particularly in the field of regenerative medicine, to heighten their understanding of the Group’s core technologies and industry.

In addition, presentations from management and external advisors are included in the agenda for Board meetings throughout the year to assist with keeping the Directors updated and informed on key developments in laws and the regulatory environment.

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PRINCIPLE 3.

INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY

CODE OF CONDUCT AND VALUES

As part of its commitment to recognizing the legitimate interests of stakeholders, the Group has established a code of conduct (Code), statement of values and a suite of policies and procedures to guide all Directors and employees in respect of ethical and compliant behaviour expected by the Group. In summary, the Code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the law and Company policies. More specifically, the Code covers the following:

•	conflicts of interest;
•	confidentiality;
•	fair dealing;
•	protection of assets;
•	compliance with laws and regulations;
•	reporting violations of the Code;
•	security trading; and
•	commitments to stakeholders.

A copy of the Code and statement of values can be found at www.mesoblast.com.

OTHER POLICIES

Among its suite of policies and procedures, the Company has an Anti-Bribery and Anti-Corruption Policy and provides associated training in respect of the policy as well as the Code. In addition, the Company has a Disclosure of Complaints and Concerns Policy which addresses, among other things, breaches under the Company’s Code, Anti-Bribery and Anti-Corruption Policy, or other Company policies. A copy of these policies can be found at www.mesoblast.com. The Company has a process in place to inform the Board or a committee of the Board of any material breaches of the Anti-Bribery and Anti-Corruption Policy, the Code and material incidents reported under the Disclosure of Complaints and Concerns Policy.

PRINCIPLE 4.

SAFEGUARD INTEGRITY OF CORPORATE REPORTS

AUDIT AND RISK COMMITTEE

The Board has established an Audit and Risk Committee to which it has delegated the responsibility for ensuring that an effective internal control framework exists within the Group. The main responsibilities of the Audit and Risk Committee with respect to financial reporting are to:

•	review and assess the annual financial report, the half-year financial report, the Company’s quarterly accounts and all other financial information published by the Company or released to the market;

•	recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance;
•	consider the independence and competence of the external auditor on an ongoing basis;
•	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence;
•	review and monitor related party transactions;
•	oversee the effective operation of the risk management framework;
•	oversee and review the Company’s compliance with the Disclosure of Complaints and Concerns policy by Mesoblast personnel;
•	assist the Board in reviewing the effectiveness of the organization’s internal control environment covering:
–	effectiveness and efficiency of operations and business processes;
–	safeguarding of assets;
–	reliability of financial reporting and maintaining proper accounting records; and
–	compliance with applicable laws and regulations; and
•	report to the Board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit and Risk Committee:

•	receives regular reports from management and the external auditors;
•	meets with the external auditors at least four times a year, or more frequently if necessary;
•	reviews the processes which the Chief Executive and Chief Financial Officer have in place to support their certifications to the Board;
•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved; and
•

provides the external auditors with a clear line of direct communication at any time to either the Chair of the Audit and Risk Committee or the Chair of the Board. The Audit and Risk Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The Audit and Risk Committee operates under a formal charter approved by the Board which sets out the committee’s role and responsibilities, composition, structure and membership requirements and the procedures for inviting non-committee members to attend meetings. A full copy of the Audit and Risk Committee charter can be found at www.mesoblast.com.

6	Mesoblast Limited Corporate Governance Statement 2021

The following independent Directors are the members of the Audit and Risk Committee as at 30 June 2021:

Name	Position held during the year
Michael Spooner	Independent chair
Donal O’Dwyer	Independent member
Joseph Swedish	Independent member

All of the Directors are financially literate and Michael Spooner has accounting qualifications.

Additionally, all the Directors have valuable and relevant industry experience having served in the healthcare industry in senior positions for a number of years.

The details of the meetings attended by each member of the Audit and Risk Committee during the financial year ended 30 June 2021 are set out in Item 6.A of Form 20-F contained within our Annual Report.

CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICER DECLARATION

The integrity of the Company’s financial reporting depends upon the existence of a sound system of risk oversight and management and internal control.

Management accountability for this is enhanced by the assurances it is required to give to the Board.

The Chief Executive and the Chief Financial Officer provided assurance to the Board prior to release of the Company’s financial statements in respect of the financial year ended 30 June 2021 that, in their opinion:

•	the financial records of the Company for the financial year have been properly maintained in accordance with the Corporations Act 2001 (Cth); and
•	the financial statements and notes for the relevant financial period comply with the accounting standards and give a true and fair view of the financial position and performance of the Group.

The opinions of the Chief Executive and the Chief Financial Officer were formed on the basis of a sound system of risk management and internal control which is operating effectively.

INTEGRITY OF PERIODIC CORPORATE REPORTS

The Company has a policy and procedures in place to ensure that periodic corporate reports comply with relevant disclosure obligations under applicable laws. A copy of the Company’s market disclosure and shareholder communications policy can be found at www.mesoblast.com.

PRINCIPLE 5.

MAKE TIMELY AND BALANCED DISCLOSURE

CONTINUOUS DISCLOSURE

The Company has a policy and procedures in place to ensure that it identifies and discloses any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities (price sensitive information) in accordance with the continuous disclosure requirements under ASX Listing Rule 3.1. The Company’s policy in relation to market disclosure and shareholder communications can be found at www.mesoblast.com.

The Company has established an internal review committee which reviews all market announcements (other than routine administrative announcements) to ensure they are factual, comply with legal obligations, do not omit material information, provide a balanced view, and are presented in a clear and concise way.

The Board receives copies of all material market announcements either prior to or promptly after they have been made.

All price sensitive information disclosed to the ASX is posted on the Mesoblast website as soon as possible after it is disclosed to the ASX.

Where the Company holds a substantive investor or analyst presentation, including for our quarterly financial results, or one which contains material new information, the material used in the presentation is released concurrently to the ASX and posted on the Mesoblast website.

PRINCIPLE 6.

RESPECT THE RIGHTS OF SECURITY HOLDERS

COMPANY WEBSITE

The Company provides information about itself and its governance on its website at www.mesoblast.com.

INVESTOR RELATIONS

Mesoblast’s investor relations program involves scheduled and ad hoc interactions with institutional investors, private investors and sell-side and buy-side analysts to facilitate understanding of the Group’s business, corporate strategy, governance, financial and operational performance and prospects.

Further, shareholders can contact us at any time through the Group’s Investor Relations team. The contact details are available on www.mesoblast.com. The Board receives regular reports from our Chief Executive and Chief Financial Officer regarding feedback from shareholders and analysts. This ensures Directors are aware of concerns being raised giving them a good understanding of current market and shareholder views.

Where possible, the Company arranges for advance notification of significant group briefings (including, but not limited to, financial results announcements) and makes them widely accessible. Webcasts of analysts’ calls are generally available on our website at www.mesoblast.com.

SHAREHOLDER MEETINGS

The Board encourages full participation by shareholders at the Annual General Meeting to ensure a high level of Director accountability to shareholders and to enhance shareholders’ identification with the Group’s strategy and goals. The shareholders are requested to vote on matters such as the adoption of the Remuneration Report, the granting of securities to Directors and changes to the Constitution. Importantly, Mesoblast facilitates and encourages shareholder participation at the Annual General Meeting by providing a question forum at the meeting to address individual shareholder queries. The Company determined all resolutions at its 2020 Annual General Meeting by poll. The Board is

Mesoblast Limited Corporate Governance Statement 2021	7

committed to monitoring ongoing developments that may enhance communication with shareholders, including technology developments, and the Company held its first virtual AGM in 2020 as a result of the ongoing COVID-19 restrictions.

COMMUNICATIONS

Mesoblast gives shareholders the option to receive communications from, and send communications to, Mesoblast and its security registry electronically.

PRINCIPLE 7.

RECOGNIZE AND MANAGE RISK

AUDIT AND RISK COMMITTEE

The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the Audit and Risk Committee and reviewed by the full Board. The Audit and Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Group’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight of the Company’s risk management systems and practices, the committee:

•

reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Group’s risk management system;

•	reviews Group-wide objectives in the context of the abovementioned categories of corporate risk;
•	reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Group’s exposure to risk;
•	reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and
•	reviews compliance with agreed policies.

The committee recommends any actions it deems appropriate to the Board for its consideration. Details of the committee’s charter, composition, structure, membership and attendance of meetings by members can be found under Principle 4 of this statement.

RISK MANAGEMENT FRAMEWORK

The Group’s internal risk management group, headed by the Chief Financial Officer, is responsible for designing, implementing, monitoring and reporting on the Group’s management of material business risks, and the effectiveness of the Group’s risk management and internal control system. The risk management group reports into the Audit and Risk Committee.

Risk and the risk management framework are reviewed at least annually by the Audit and Risk Committee.

This year, the Group’s risk management framework was assessed and enhanced in partnership with an external risk management expert.

Further detail on risks can be found in the ‘Risk Factors’ section (Item 3.D) on the Form 20-F contained within our Annual Report.

INTERNAL AUDIT FUNCTION

In light of the size and nature of the Company’s operations and activities, the Company has not established a formal separate internal audit function. The Company does have, however, a Quality Management Department with appropriate controls in place for monitoring and compliance of clinical and non-clinical studies as well as manufacturing operations. The Company also has a compliance function which establishes the controls for and monitors compliance with the Company’s Code, policies, and applicable healthcare-related laws and regulations.

As part of our Nasdaq listing, we are required to comply with rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

To meet these requirements, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s management conducted an assessment of the effectiveness of its internal control over financial reporting as at 30 June 2021 and has concluded that its internal control over financial reporting was effective as at that date.

ENVIRONMENTAL AND SOCIAL RISKS

The Group monitors its exposure to risks, including environmental and social risks.

Mesoblast has previously undertaken an analysis to identify environmental and social issues which are material from the perspective of the Group and our stakeholders. The analysis was undertaken with the help of an external consultant and drawing on the Sustainability Accounting Standards Board’s (SASB) Biotechnology Accounting Standard, and the Global Reporting Initiative’s (GRI) G4 Guidelines for Sustainability Reporting. A range of potential issues were identified from these guidelines: Mesoblast’s internal and external communications; the disclosures of other companies in the sector; the media; and online research. These issues were prioritized based on their impact on the Group’s business and key stakeholders.

8	Mesoblast Limited Corporate Governance Statement 2021

Many of the issues are associated directly or indirectly with risks reported in the ‘Risk Factors’ section (Item 3.D) on the Form 20-F contained within our Annual Report. At this stage the Board does not consider that the Group has any material exposure to any environmental or social risks which is not disclosed through the ‘Risk Factors’ section.

The Company is undertaking a review of its policies and practices relating to environmental, social, and governance factors relevant to the Group.

PRINCIPLE 8.

REMUNERATE FAIRLY AND RESPONSIBLY

NOMINATION AND REMUNERATION COMMITTEE

As mentioned above at Principle 2, the Board has established a combined Nomination and Remuneration Committee. The Nomination and Remuneration Committee advises the Board on remuneration and incentive policies and practices generally and makes specific recommendations on remuneration packages and other terms of employment for executive Directors, other senior executives and non-executive Directors.

Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters. Details of the committee’s charter, role and responsibilities, composition, structure, membership and attendance of meetings by members can be found under Principle 2 of this statement.

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

Non-executive Director remuneration consists of Director fees. In addition, certain non-executive Directors were granted options following authorization from shareholders at our 2018 and 2019 Annual General Meetings. These options were not subject to any performance or service hurdles or conditions. Further, non-executive Director remuneration does not include any performance-based remuneration or bonuses. The issue of options to the non-executive Directors is not intended to be an annual or regular event.

Further information on non-executive Directors’ remuneration for the financial year ended 30 June 2021, including principles used to determine remuneration, is set out in the Remuneration Report.

EXECUTIVE DIRECTOR AND SENIOR EXECUTIVES’ REMUNERATION POLICY

Executive remuneration consists of fixed pay, performance-based remuneration and equity-based remuneration, and is closely aligned to the success of the Group. Further information on the remuneration of the Executive Director and senior executives for the financial year ended 30 June 2021, including principles used to determine remuneration, is set out in the Remuneration Report.

SHARE TRADING POLICY

The Company has developed a share trading policy which governs the trading of the Company’s shares by Directors, employees and key consultants of the Company – who collectively are known as ‘Mesoblast Personnel’. Mesoblast Personnel are not permitted to trade in the Company’s securities during the period starting a week prior to the last business day of the month prior to the release of our quarterly financial results, and ending one day after the release of those financial results. The Board may also impose blackout periods during other periods as advised by the Board from time to time.

In addition, no person is able to trade in the Company’s shares whilst in the possession of material inside information, and nor are they able to influence any other person with regard to trading in the Company’s shares.

The share trading policy prohibits Mesoblast Personnel from trading in the Company’s derivatives. This prohibition is in place to prevent such personnel from limiting their economic exposure to risk arising out of an element of remuneration which has not vested, or which has vested but remains the subject of a disposal restriction.

A copy of the Company’s share trading policy can be found at www.mesoblast.com.

Mesoblast Limited Corporate Governance Statement 2021	9